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                               June 4, 2020

       Xinyu Jiang
       Chief Financial Officer
       Dynamic Shares Trust
       401 W. Superior St., Suite 300
       Chicago, IL 60654

                                                        Re: Dynamic Shares
Trust
                                                            Registration
Statement on Form S-1
                                                            Filed on May 8,
2020
                                                            File No. 333-238098

       Dear Mr. Jiang:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed May 8, 2020

       Summary, page 2

   1.                                                   Please consider
including a recent developments section in the Summary, as applicable, to address any recent
events having a material impact on the Trust or an investment in the
                                                        Fund.
       Risk Factors, page 14

   2. Please evaluate your risk factor headings to ensure that each clearly and specifically states the material risk to
investors that is a consequence of the condition or uncertainty that you identify. Readers
should be able to read the risk factor headings and come away with a strong understanding of
what the risk is and the result of the risk as it specifically applies to you.
 Xinyu Jiang
Dynamic Shares Trust
June 4, 2020
Page 2
3. We note your disclosure under the headings "National Disaster/Epidemic Risk" and
         "Current assumptions and expectations could become outdated..." Please revise your risk factor section to address the specific impact of current events on the Trust. In addition, and as applicable, please update your hypothetical disclosures in light of such events and explain how they could affect an investment in the Fund. Please also expand your disclosure regarding risks related to your intention to have a constant one-month rolling short position in first and second month VIX Futures Contracts.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202) 551-
3758 with any questions.



FirstName LastNameXinyu Jiang                                 Sincerely,
Comapany NameDynamic Shares Trust
                                                              Division of
Corporation Finance
June 4, 2020 Page 2                                           Office of Finance
FirstName LastName